Exhibit 21.1
SUBSIDIARIES OF INFINITY NATURAL RESOURCES, INC.

Name of Subsidiary	Jurisdiction of Organization
Infinity Natural Resources, LLC	Delaware
Block Island Minerals LLC	Delaware
INR Ohio, LLC	Delaware
INR Operating, LLC	Delaware
INR Midstream, LLC	Delaware
Cheat Mountain Resources, LLC	Delaware